SEC FILE NUMBER:	000-52669
CUSIP NUMBER:	65337E 10 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

NEXT 1 INTERACTIVE, INC.
(Full Name of Registrant)

N/A
(Former Name of Registrant)

2400 N Commerce Parkway, Suite 105 Weston, FL 33326
(City, State and Zip Code)

PART II
RULES 12b-25(b) AND (c)

      If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form not be eliminated without unreasonable effort or expense;

☒
 (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20- F, 11-K, Form N-SAR, or portion thereof, will be  on  or  before  the  fifteenth  calendar  day  following  the prescribed due date; or the subject  quarterly of transition  report on Form  10-Q,  or  portion  thereof be filed on or before the fifth calendar day following prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The  Company is unable to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2009  within the prescribed period due to ministerial difficulties. Such difficulties prevent the Company from filing the Annual Report without unreasonable effort or expense.  The Company fully expects to be able to file within the additional time allowed by this report.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William Kerby	(954)	888-9779
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that  the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒  Yes ☐  No

(3)
Is it anticipated that any significant change in results of operations of the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NEXT 1 INTERACTIVE, INC.
(Name of Registrant as Specified in Charter)

has caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

NEXT 1 INTERACTIVE, INC.

Dated: May 28, 2009	By: /s/ WILLIAM KERBY
William Kerby Chief Executive Officer and Vice Chairman (Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).